SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of July, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ n.º 33.700.394/0001 -40
NIRE 35300102771

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE EXECUTIVE BOARD OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON JULY 07, 2006.

PLACE AND TIME: Avenida Eusébio Matoso, n.º 891, 4º floor, São Paulo, State of São Paulo, at 10.00 a.m.

CHAIRMAN: Pedro Moreira Salles

QUORUM: More than half of the elected members of the Executive Board, according to § 2º, Article 27 of the By-Laws.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

I. STOCK DIVIDEND (“BONIFICAÇÃO DE AÇÕES”)

In view of the approval by the Central Bank of Brazil and by the Brazilian Security Exchange Commission, respectively, of the increase of the corporate capital of the Company by means of issuance of new shares in the proportion of 100% (one hundred percent) (“Bonificação de Ações”), as approved by the Extraordinary Shareholders Meeting held on June 29th, 2006, and of the request of modification of the Global Depositary Shares (“GDSs”) Program of Unibanco and Unibanco Holdings S.A. (“Unibanco Holdings”), in order to alter the ratio of 5 (five) Units per every GDS to ten (10) Units per GDS, this Board decided, together with the Board of Unibanco Holdings, that the Bonificação de Ações shall be effective on July 17th, 2006.

Thus, the existing shareholders until that date will be beneficiated, which means that the shares of the Company and of Unibanco Holdings will be traded with the right to receive the new shares issued until, and including, July 17th, 2006. From July 18th, 2006 on, the shares of Unibanco and of Unibanco Holdings will be traded ex-right to receive the new shares. In the same way, as of July 18th, 2006, the GDS of Unibanco and Unibanco Holdings shall be traded representing 10 (ten) Units.

II. PROPOSAL FOR THE PAYMENT OF INTEREST ON CAPITAL STOCK

1. Approved, for further appreciation of the Board of Directors, the proposal of payment of interest on capital stock referred to the second quarter of 2006 to the shareholders of the Company, on the following amounts:

(i) The gross amount of R$ 0.0388235 for each common share and of R$ 0.0427059 for each preferred share; and

(ii) The net amount of R$ 0.0330000 for each common share and of R$ 0.036000 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

2. Besides that, the proposal of payment to the shareholders of interest on capital stock complementary to the interest declared and paid according to the profit of the first semester of 2006, on the following amounts:

(i) The gross amount of R$ 0.0841927 for each common share and of R$ 0.0926120 for each preferred share; and

(ii) The net amount of R$ 0.0715638 for each common share and of R$ 0.0787202 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

3. Considering the proposals of items 1 and 2 above, the total amount proposed for the payment of interest on the capital stock to the shareholders of the Company corresponds to:

(i) The gross amount of R$ 0.1230162 for each common share and of R$ 0.1353179 for each preferred share; and

(ii) The net amount of R$ 0.1045638 for each common share and of R$ 0.1150202 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

4. In case of approval of the proposals mentioned on items 1 and 2 above, the payment of the referred interest will be effected in the form of the item 6 below. The amount of interest to be paid shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2006, in accordance with the provisions of § 7th of the 9th article of the Federal Law nº 9,249/95 and of § 8th article 44 of the By-Laws of the Company.

5. Consequently, if the Board of Directors of the Unibanco Holdings approves a similar proposal to the one described on the item 1 above on the Meeting of the Board of Directors to be held on July 18th, 2006, the bearer of Shares Deposit Certificates (“Units”) will be entitled to receive interest on the capital stock referred to the total amount paid to the shares for it represented, in the form below:

(i) The gross amount of R$ 0.2408447 for each Unit;

(ii) The net amount of R$ 0.2047180 for each Unit, after the deduction of withholding income tax at a rate of fifteen percent (15%).

6. Finally, in the case of approval of the above proposals, the payment of the mentioned interest will occur on July 31st, 2006 and the shares of the Company will be traded EX-INTERESTS ON CAPITAL STOCK in the Brazilian and United States markets, from July 19th, 2006 on. The date of July 21st, 2006 will be considered as “Record Date” in order to comply with the Company’s obligations under the Global Depositary Shares (“GDS”) program maintained by the Company in the United States of America.

7. The above proposed amounts already reflects the number of shares after the stock dividend (“Bonificação de Ações”), considering that it shall be effective on July 17th, 2006, thus, before the Meeting of the Board of Directors that will decide upon the payment of the Interest on the Capital Stock proposed.

São Paulo, July 07th, 2006. (aa) Pedro Moreira Salles, Geraldo Travaglia Filho, José Lucas Ferreira de Melo, Celso Scaramuzza, José Roberto Haym, Osias Santana de Brito, Roberto Lamy and Ivo Luiz de Sá Freire Vieitas Junior. The present is an identical copy of the one registered in the Minutes Book of the Company.

São Paulo, July 07th, 2006.

______________________________

______________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 11, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.